UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COMMISSION FILE NUMBER 333-121070

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:	September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
ABC Funding, Inc.
Full Name of Registrant

Former Name if Applicable
4606 FM 1960 West, Suite 400
Address of Principal Executive Offices (Street and Number)
Houston, Texas 77069
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the time demands on the registrant’s accounting personnel and other demands on management and financial resources, primarily as a result of the Company’s acquisition of Voyager Gas Corporation on September 2, 2008, the registrant is unable to file its Form 10-QSB for the quarter ended September 30, 2008, by the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carl A. Chase	(281)	315-8890
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] Yes [ ] No

The current quarterly results will reflect the Voyager Gas Corporation acquisition completed on September 2, 2008.  During the 2007 quarterly period, the Company was a “shell company” (as defined under the Securities Exchange Act of 1934), with only nominal operations and assets.

If so, attach an explanation of the anticipated change, both narratatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ABC Funding, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2008	By:	/s/ Carl A. Chase
Carl A. Chase, Principal Financial and Accounting Officer